Exhibit 99.176

DeFi Technologies’ Subsidiary, Valour Signs Memorandum of Understanding with SovFi and AsiaNext in Singapore to Expand Valour’s ETP Offerings Across APAC through Strategic Partnership

●	Expanding Valour’s ETP Offerings in APAC: DeFi Technologies’ wholly-owned subsidiary, Valour Inc. (“Valour”), has signed an MOU with AsiaNext and SovFi to list and expand its digital asset exchange-traded products (“ETPs”) on AsiaNext’s Singapore-licensed securities exchange, enhancing institutional access across APAC. This strategic step in Valour’s global expansion plan includes the Middle East and Africa as key target markets. With digital asset demand via ETPs surging, Valour aims to launch 20 new ETPs in the coming weeks, adding to its existing 28 offerings. Valour plans to passport these ETPs into new jurisdictions, positioning Valour to capitalise on the immense growth potential of rapidly adopting markets, where its first-mover advantage will drive leadership in the evolving digital asset and ETP space.

●	Strategic Collaboration: AsiaNext, a global digital asset exchange regulated by the Monetary Authority of Singapore and backed by SBI Digital Asset Holdings and SIX Group, will collaborate with Valour and SovFi to list and trade Valour’s ETPs. This partnership leverages AsiaNext’s robust infrastructure and SovFi’s market expertise to introduce Valour’s innovative ETPs, unlocking new investment opportunities for institutional investors in Southeast Asia.

●	Driving Digital Asset Growth in APAC: This partnership supports the increasing appetite for regulated digital asset investments via ETPs in Singapore, aligning with Valour’s global expansion strategy and reinforcing AsiaNext’s position as a leading multi-asset exchange bridging Asia and Europe.

Toronto, Canada, November 22, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: RB9) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce a Memorandum of Understanding (“MOU”) between its wholly owned subsidiary, Valour Inc. (“Valour”), Asia Digital Exchange Pte. Ltd. (“AsiaNext”), and SovFi Inc. (“SovFi”). This collaboration seeks to advance Valour’s digital asset exchange-traded products (ETPs) in Singapore, leveraging the infrastructure and expertise of AsiaNext and SovFi to broaden access to digital assets for local, regional and international institutional investors.

Strategic Partnership and Objectives

AsiaNext, a global digital asset exchange regulated by the Monetary Authority of Singapore, bridges Asia and Europe by providing institutional investors with secure access to digital assets. It is backed by Japan’s SBI Digital Asset Holdings and SIX Group in Switzerland. The MOU with Valour will evaluate and facilitate the listing and trading of Valour’s ETPs on AsiaNext’s securities exchange, enhancing AsiaNext’s position as a leading marketplace for institutional investors.

This partnership marks a significant step in Valour’s global expansion, with the Middle East and Africa as the next key markets. With digital asset demand via regulated ETPs surging, Valour plans to build on its existing 28 ETPs by launching 20 additional ETPs in the coming weeks, targeting these rapidly growing jurisdictions.

Following its recent success in strengthening Nordic and European markets by transferring its digital asset ETPs to the Spotlight Stock Market to improve liquidity and expand reach, Valour is now focused on Asia, Africa, and the Middle East. These regions offer immense potential due to their rapid adoption of digital assets, positioning Valour strategically for growth as the digital asset and ETP space evolves globally.

SovFi specialises in providing liquidity and capital-raising solutions for large capital market operators. By collaborating with Valour and AsiaNext, SovFi will support increased distribution channels and market penetration opportunities for digital assets, promoting broader adoption across Singapore financial markets.

Valour will work to list and expand its ETP offerings on AsiaNext through this MOU, initially focusing on products such as Bitcoin staking and crypto index-based ETPs currently unavailable in Southeast Asia. This strategic initiative will enable Valour to benefit from AsiaNext’s strong market presence and established infrastructure, driving the development of innovative investment opportunities for institutional investors looking for a multi-asset class, safe and capital efficient exchange.

Strengthening Digital Asset Adoption in APAC

This partnership plans to tap into the growing demand for digital asset investment opportunities in Singapore, contributing to advancing a compliant and dynamic digital asset ecosystem in APAC. Renowned for its robust regulatory framework, business-friendly environment and advanced digital infrastructure, Singapore has established itself as a global hub for blockchain innovation and digital assets, attracting major digital asset players like Coinbase and Circle. Having more payment platforms supporting cryptocurrencies has led to merchant transactions in cryptocurrencies reaching nearly $1 billion in Q2 2024, aided by clear regulations around stablecoins. With its skilled workforce, innovation-driven policies, and strategic location, Singapore continues to lead in digital asset investment opportunities.

Olivier Roussy Newton, Chief Executive Officer of DeFi Technologies, declared, “Our collaboration with AsiaNext and SovFi signifies a major milestone in our strategic expansion across APAC. Together, we are poised to provide innovative and secure digital asset products tailored to the unique needs of institutional and professional investors. The alignment of our expertise allows us to deliver new opportunities for diversified investments, liquidity, and access to the evolving digital asset markets in Singapore and beyond.”

Kok Kee Chong, Chief Executive Officer of AsiaNext, commented: “We are thrilled to collaborate with Valour and SovFi to explore the listing of innovative digital asset ETPs on our securities exchange. This strategic partnership aligns with our commitment to provide institutional investors with secure and efficient access to digital assets, and bridge the gap between Asia and Europe in the digital asset ecosystem. By leveraging Valour’s proven track record in issuing ETPs and our robust trading and settlement infrastructure, we aim to enhance our product suite and attract a broader investor base.”

About AsiaNext

AsiaNext is an institution-only, global exchange for digital assets. A first-of-its-kind, it is a world-class platform for trading and tokenizing a diverse range of securities and non-bankable assets. AsiaNext offers listing, trading, clearing, settlement and custody.

A joint venture between Japan’s SBI Digital Asset Holdings Co., Ltd. (SBI DAH) and SIX Group AG (SIX) in Switzerland, AsiaNext holds a Capital Markets Services license and a Regulated Market Operator license issued by the Monetary Authority of Singapore. It operates under rigorous standards of corporate governance and internal controls across all its activities.

https://www.asianext.com/

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Sui (SUI), Bittensor (TAO), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK) Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About SovFi Inc.

SovFi aims to provide market liquidity and capital-raising solutions for large sovereign capital market operators. SovFi’s financial instrument development, regulation, and deployment leverage both traditional and token-based finance to deliver low-cost, highly liquid exchange-tradable products. For more information please visit https://www.sov.fi/

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the MOU and the partnership with AsiaNext; development and listing of additional ETPs and passporting of such ETPs; listing of ETPs on AsiaNext; geographic expansion of the Company and Valour; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

# # #

For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681

4